September 27, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director

Re:	EDGAR Online, Inc.

Preliminary Proxy Material on Schedule 14A

File No. 001-32194 – Filed July 26, 2010

Dear Mr. Owings:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Philip D. Moyer, dated August 23, 2010, with respect to the above-referenced preliminary proxy statement.

We have been authorized by EDGAR Online, Inc. (the “Company”) to provide the responses contained in this letter on behalf of the Company.

Where indicated below, requested changes have been included in the revised preliminary proxy statement (the “Revised Proxy Statement”), which is being filed contemporaneously with this response.

Please note that we intend to revise the definitive proxy statement where appropriate to indicate the effectiveness, as of September 30, 2010, of the resignation of Philip D. Moyer, the Company’s President and Chief Executive Officer.

For your convenience, we set forth each comment from your comment letter in italicized typeface and include the parties’ response below it.

Preliminary Proxy Statement on Schedule 14A

General

1.	Please update the financial statements and related financial information included in or incorporated by reference into the filing, as necessary, to comply with Rule 8-08 of Regulation S-X at the mailing date of the proxy statement.

The Revised Proxy Statement has been revised to reflect the Staff’s comments.

2.	Please revise to clearly indicate that the forms of proxy are preliminary proxies. See Rule 14a-6(c)(1).

Securities and Exchange Commission

September 27, 2010

The cover sheet to the Revised Proxy Statement has been revised to reflect the Staff’s comments.

The Merger, page 1

Questions and Answers about the Merger, page 1

3.	You currently repeat information in the “Questions and Answers about the Merger” section and the “Summary” section. The Q&A section should not repeat information that appears in the Summary section, and the Summary section should not repeat information in the Q&A section. For purposes of eliminating redundancies and grouping like information together, please view your Q&A section and Summary section as one section. When revising these sections, please consider disclosing procedural information about the merger in the Q&A section and substantive information about the terms of the merger in the Summary section.

The Q&A section of the Revised Proxy Statement has been revised to reflect the Staff’s comments.

What is the Merger?, page 1

4.	You state in the last sentence of the second paragraph that the merger consideration is subject to adjustment following the closing of the merger. Please revise here and throughout the proxy statement to explain how any such adjustment will be affected.

The Revised Proxy Statement has been revised to reflect the Staff’s comments.

5.	You state in the second sentence of the third paragraph that shares of your common stock issuable to one employee of UBmatrix will not be subject to restrictions on vesting. Please disclose here and throughout the proxy statement the amount of shares of your common stock issuable to such employee. Please also discuss in “The Merger Transaction,” or elsewhere as appropriate, your board of directors’ reason(s) for exempting shares of your common stock issuable to such employee from restrictions on vesting.

The Revised Proxy Statement has been revised to reflect the Staff’s comments.

What is the Series C stock purchase?, page 1

6.	You state in the first sentence that each party with which you entered into the Series C Preferred Stock Purchase Agreement is also a stockholder of UBmatrix. Please disclose this information in each instance in the proxy statement where you discuss the parties to the Series C Preferred Stock Purchase Agreement. We note, for example, that in “Series C Stock Purchase Agreement” on page 11, you disclose the parties to the Series C Preferred Stock Purchase Agreement but do not disclose that such parties are also stockholders of UBmatrix.

The Revised Proxy Statement has been revised to reflect the Staff’s comments.

Securities and Exchange Commission

September 27, 2010

Summary, page 6

7.	Please move the “Summary” section in front of the “Questions and Answers about the Merger” section, such that the “Summary” section begins on the first or second page of the proxy statement. Refer to Item 14(b)(1) of Schedule 14A and Instruction 2 to Item 1001 of Regulation M-A.

The Revised Proxy Statement has been revised to reflect the Staff’s comments.

The Companies, page 6

8.	When describing the business of UBmatrix, please clarify the meaning of OEM partners and implementation partners.

The Revised Proxy Statement has been revised to reflect the Staff’s comments.

The Merger, page 7

Listing of EDGAR Online Common Stock, page 10

9.	You state in the second sentence that “shares issued to stockholders of UBmatrix will be held in escrow and therefore not available for immediate sale, and the shares to be issued to employees of UBmatrix, except in one case, will be subject to restrictions on vesting…” We note that elsewhere in the proxy statement you disclose that 1,622,042 shares of your common stock to be issued in the merger will be placed in an escrow account. Please revise your disclosure to describe those shares that will be placed in escrow. For example, if true, please revise your disclosure to clarify that all 1,495,032 shares of your common stock to be issued to UBmatrix’s stockholders will be placed in an escrow account and are part of the 1,622,042 shares figure. Please also disclose whether the remaining shares to be escrowed are the shares to be issued in the merger to the one UBmatrix employee for which there will be no restrictions on vesting or otherwise describe the remaining 127,010 shares to be escrowed.

The Revised Proxy Statement has been revised to reflect the Staff’s comments.

Interests of Certain of our Executive Officers and Directors in the Merger, page 10

10.	In the first sentence under this heading you state that “certain of [y]our directors and executive officers may have interests in the merger that differ from, are in addition to, or conflict wit the interests of [y]our stockholders.” Thereafter you discuss two such interests by way of example. Please expand your disclosure under this heading and on page 40 to describe in reasonable detail each of the benefits your directors and executive officers will receive if this transaction is completed that “differ from, are in addition to, or conflict with the interests of [y]our stockholders.” See Item 5 of Schedule 14A.

This disclosure has been removed, as we do not believe any substantial conflicting interests exist.

Securities and Exchange Commission

September 27, 2010

The Merger Transaction, page 22

Background of the Merger, page 22

11.	Refer to the first paragraph on page 23. In this paragraph, you disclose that “over that time, as the companies’ strategies and businesses have evolved members of their respective management teams have occasionally engaged in discussion regarding potential strategic partnerships between the organizations.” Please provide the disclosure required by Item 1005(b) of Regulation M-A. Please refer to Item 14(b)(7) of Schedule 14A.

This disclosure has been revised to state that the “management teams have occasionally engaged in discussion regarding potential commercial interactions between the organizations,” and brief descriptions of these commercial interactions have been included. The Company has confirmed that none of the items in Item 1005(b) of Regulation M-A were discussed.

12.	Generally, revise this section to provide more complete description of the matters discussed and conclusions reached at the various meetings. While not intended as an exhaustive list, examples of disclosure that should be expanded include the following:

•	how Mr. Moyer became aware that UBmatrix was considering offers to be purchased and that it would consider engaging in discussions with EDGAR Online as part of that process;

•	the material terms of the negotiations and how the consideration and other terms evolved over the course of the negotiation;

•	the matter(s) discussed at the March 5, 2010 meeting;

•	a summary of the material projections that the parties exchanged and relied upon, if any; and

•	if material, the proposed changes to the structure of the transaction that the board instructed Mr. Moyer to pursue other than the capital sought from the UBmatrix investors.

The Revised Proxy Statement has been revised to reflect the Staff’s comments. To the extent the Company believed applicable, the examples referenced above were specifically addressed.

Factors Considered by, and Recommendations of, the EDGAR Online Board of Directors, page 25

13.	We note your disclosure in this section relating to the reasons and factors considered by your board of directors for approving the merger generally. Please also disclose either in this section or in “Background of the Merger,” as appropriate, the factors considered, materials reviewed and any third-party advice received by your board of directors in determining the amount and type of consideration to be paid to UBmatrix’s stockholders in the merger.

Securities and Exchange Commission

September 27, 2010

The referenced disclosure describes the factors considered and materials reviewed in determining the amount and type of consideration to be paid to UBmatrix’s stockholders in the merger other than previously disclosed. The Company notes that its Board did not receive any third party advice in determining the amount and type of consideration to be paid.

Other Factors Considered by the EDGAR Online Board of Directors, page 26

14.	Please revise to include the other factors listed on page 26 in one of two lists. One of the lists should be factors that favor the merger and the other factors that do not favor the merger.

The Revised Proxy Statement has been revised to reflect the Staff’s comments. Note that a number of the items previously listed as “Other Factors” are more accurately described, and have now been described, as data and considerations taken into account in arriving at positive and negative factors.

15.	In this regard, the factors supporting or not supporting the merger must be explained in enough detail for investors to understand. Conclusory statements or listing of generalized areas of consideration, such as “historical information concerning our and UBmatrix’s respective businesses…” and “the prospects of our company as an independent company” should be expanded upon to explain how they were taken into account for this transaction. Please revise this section to explain how each of the factors listed support or do not support the decision to approve the merger.

The Revised Proxy Statement has been revised to reflect the Staff’s comments.

Material United States Federal Income Tax Consequences to UBmatrix Stockholders, page 28

16.	You discuss in the last sentence the merger’s tax consequences on your stockholders. Accordingly, please revise the title of this section so as to not imply that this section only discusses material United States federal income tax consequences to UBmatrix’s stockholders.

The title of this section has been revised to reflect the Staff’s comments.

EDGAR Online, Inc. and Subsidiaries Unaudited Pro Forma Condensed Combined Financial Statements, page 30

17.	Please present your and UBmatrix’s historical book value per share data as of the most recent fiscal year and interim period. Please also present pro forma book value per share data as of the same dates. See Item 14(b)(10)(i) of Schedule 14A.

The Revised Proxy Statement has been revised to reflect the Staff’s comments.

Securities and Exchange Commission

September 27, 2010

The Merger Agreement, page 41

Treatment of UBmatrix Stock Options and Warrants, page 42

18.	Under this sub-heading or in another appropriate place in your description of the merger agreement, please describe the treatment under the merger agreement of the outstanding convertible notes of UBmatrix.

The Revised Proxy Statement has been revised to reflect the Staff’s comments.

Representations and Warranties, page 45

19.	We note the disclaimers in the first paragraph regarding the accuracy and completeness of the representations and warranties in the merger agreement. Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties contained in a merger agreement. Please be advised that notwithstanding the inclusion of general disclaimers, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

The Revised Proxy Statement has been revised to reflect the Staff’s comments.

Please do not hesitate to contact me at 215-963-5061 if you should have any questions or comments with regard to these responses

Very truly yours,

/s/ Justin W. Chairman
Justin W. Chairman, Esquire